UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 04, 2016

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 4 October 2016

Orange becomes majority shareholder of Groupama Banque

Regulatory and prudential authorities, both in France and Europe, have given formal approval for the acquisition by Orange of 65% of the capital of Groupama Banque, which will be renamed Orange Bank as from January 2017.

The teams will now devote themselves entirely to the development of Orange Bank under the leadership of André Coisne, who has been appointed Chief Executive Officer of the bank. Orange Bank is part of the Orange Group’s Customer Experience and Mobile Banking function, which is led by Marc Rennard, Deputy Chief Executive Officer.

The Orange Bank offer will be marketed in France during the first half of 2017. Customers will be able to subscribe directly through the mobile app, via the website or in one of Orange’s 140 accredited stores. The offer will also be distributed across Groupama Group’s networks from the second half of 2017. This innovative offer, specifically designed for mobile uses, will include current accounts, savings accounts, credit and payments from launch.

Ultimately, Orange Bank seeks to attract more than 2 million customers in France.

Stéphane Richard, Chairman and CEO of Orange, commented: “The acquisition of a majority interest in Groupama Banque allows the Group to pursue its strategy of diversification in mobile financial services through the creation of Orange Bank. This partnership with Groupama is an important step forward that will lead to the development of an innovative, 100% mobile offer that meets new customer expectations for simplicity, transparency and personalization.”

Thierry Martel, CEO of Groupama, said “Orange’s entry into Groupama Banque’s capital is an important part of Groupama’s ongoing strategy to offer broad-ranging and innovative financial services. With the launch of Orange Bank, Orange and Groupama will work together to develop a new and disruptive model for banking services that will offer an unprecedented customer experience. I am very happy that Groupama is joining forces with Orange to build the bank of the future.”

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 40 billion euros in 2015 and 154,000 employees worldwide at 30 June 2016, including 96,000 employees in France. Present in 29 countries, the Group has a total customer base of 250 million customers worldwide at 30 June 2016, including 189 million mobile customers and 18 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan “Essentials2020” which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @presseorange.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

About Groupama

Group Groupama is a leading mutual insurance company in France. #1 insurer in individual health, #1 insurer of farmers and local authorities, #2 in home insurance, strong positions of a leader benefitting from 3 complementary and attractive brands: Groupama, Gan and Amaguiz. Groupama is active in 11 countries, mostly in Europe with growth drivers in Asia. The group comprises almost 50 companies operating on every field, insurance, services, as well as financial and banking businesses. As of 2015, the group has 13 million customers and 33,500 employees throughout the world, totalling €13.7 billion in premium income.

Read all the latest news of Group Groupama on its website (www.groupama.com) and follow its Twitter account @GroupeGroupama.

About Groupama Banque

Groupama Banque offers a wide and comprehensive range of banking products and services to individuals, professionals and companies. As at the end of 2015, Groupama Banque had more than 530,000 customers, outstanding deposits exceeded €2.1 billion and outstanding loans amounted to ca. €2 billion.

Read all the latest news of Groupama Banque on its website (www.groupamabanque.com) and follow its Twitter account @groupamabanque.

Orange press contacts: +33 1 44 44 93 93

Tom Wright, tom.wright@orange.com

Emmanuel Gauthier, emmanuel2.gauthier@orange.com

ORANGE

Date: October 04, 2016	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations